EXHIBIT 12

Energen Corporation

Computation of Ratio of Earnings

to Fixed Charges

(In Thousands, Except for Ratios)

	12 Months Ended 12/31/02	Three Months Ended 12/31/01	Years ended September 30,
			2001	2000	1999	1998
Earnings, as defined:
Income from continuing operations before provision for income taxes	$91,095	$195	$80,898	$59,017	$41,619	$33,335
Add:
Interest, net of amounts capitalized (1)	43,244	10,591	41,566	37,449	37,025	29,832
Appropriate portion of rent expense (1/3)*	2,758	612	2,441	2,089	1,888	1,757
Dividends on preferred stock of subsidiary	0	0	0	0	0	0

Total earnings, as defined	$137,097	$11,398	$124,905	$98,555	$80,532	$64,924

Fixed charges, as defined:
Interest (1)	$43,713	$10,634	$42,070	$37,769	$37,248	$30,774
Appropriate portion of rent expense (1/3)*	2,758	612	2,441	2,089	1,888	1,757
Dividends on preferred stock of subsidiary	0	0	0	0	0	0

Total fixed charges, as defined:	$46,471	$11,246	$44,511	$39,858	$39,136	$32,531

Ratio of earnings to fixed charges	2.95	1.01	2.81	2.47	2.06	2.00

(1)	Includes amortization of debt discount and expense
*	rent expense per Commitments and Contingencies Footnote/3 – the SEC accepts 1/3 of rent expense relating to operating leases as the interest portion thereof.

Interest Expense as reported	43,713	10,634	42,070	37,769	37,173	30,001
Less AFUDC interest	469	43	504	320	148	169

Interest, net of amount capitalized	43,244	10,591	41,566	37,449	37,025	29,832
Interest Expense as reported	43,713	10,634	42,070	37,769	37,173	30,001
Add: Interest capitalized on Energen Plaza construction					75	773

Total Interest	43,713	10,634	42,070	37,769	37,248	30,774